Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2009	For the Twelve Months Ended December 31, 2008	For the Nine Months Ended September 30, 2008
Earnings
Net Income from Continuing Operations	$666	$922	$762
Preferred Stock Dividend	9	11	9
(Income) or Loss from Equity Investees	—	(1)	(1)
Minority Interest Loss	—	—	—
Income Tax	369	524	446
Pre-Tax Income from Continuing Operations	$1,044	$1,456	$1,216
Add: Fixed Charges*	493	592	433
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	15	18	15
Earnings	$1,523	$2,030	$1,634
* Fixed Charges
Interest on Long-term Debt	$429	$504	$367
Amortization of Debt Discount, Premium and Expense	12	15	12
Interest Capitalized	—	—	—
Other Interest	20	33	22
Interest Component of Rentals	17	22	17
Pre-Tax Preferred Stock Dividend Requirement	15	18	15
Fixed Charges	$493	$592	$433
Ratio of Earnings to Fixed Charges	3.1	3.4	3.8